UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

[X] **Form C: Offering Statement**
[ ] **Form C-U: Progress Update:**
[ ] **Form C/A: Amendment to Offering Statement:**
  [ ] **Check box if Amendment is material and investors must reconfirm within five business days.**
[ ] **Form C-AR: Annual Report**
[ ] **Form C-AR/A: Amendment to Annual Report**
[ ] **Form C-TR: Termination of Reporting**

Name of issuer: Black Rock Petroleum Co

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: NV

Date of organization: 03-29-2013

Physical address of issuer: 1361 Peltier Drive, Point Roberts, Washington 98281

Website of issuer: Blackrockdrilling.com

Is there a Co-Issuer: N

Name of intermediary through which the offering will be conducted: truCrowd

CIK number of the intermediary: 0001667145

SEC file number of intermediary: 007-00015

CRD number, if applicable, of intermediary: 283063

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
10,000

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to
acquire such an interest:
N/A

Type of security offered:

Target number of securities to be offered: 1000000

Price (or method for determining price): 1.00000 - 1.00

Target offering amount: 1000000.00

Oversubscriptions accepted: [ ] Yes [X] No

If yes, disclose how oversubscriptions will be allocated: [ ] Pro-rata basis [ ] First-come, first-served basis

[ ] Other – provide a description:

Maximum offering amount (if different from target offering amount):

Deadline to reach the target offering amount: 12-02-2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 5.00

Total Assets:	Most recent fiscal year-end:	0.00	Prior fiscal year-end:	0.00
Cash & Cash Equivalents:	Most recent fiscal year-end:	0.00	Prior fiscal year-end:	0.00

Accounts Receivable:	Most recent fiscal year-end: 0.00	Prior fiscal year-end: 0.00
Short-term Debt:	Most recent fiscal year-end: 0.00	Prior fiscal year-end: 0.00
Long-term Debt:	Most recent fiscal year-end: 0.00	Prior fiscal year-end: 0.00
Revenues/Sales:	Most recent fiscal year-end: 0.00	Prior fiscal year-end: 0.00
Cost of Goods Sold:	Most recent fiscal year-end: 0.00	Prior fiscal year-end: 0.00
Taxes Paid:	Most recent fiscal year-end: 0.00	Prior fiscal year-end: 0.00
Net Income:	Most recent fiscal year-end: 0.00	Prior fiscal year-end: 0.00

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code		Jurisdiction	Code		Jurisdiction	Code
X	**Alabama**	**AL**	X	**Montana**	**MT**		**District of Columbia**	**DC**
X	**Alaska**	**AK**	X	**Nebraska**	**NE**		**Puerto Rico**	**PR**
X	**Arizona**	**AZ**	X	**Nevada**	**NV**			
X	**Arkansas**	**AR**	X	**New Hampshire**	**NH**		**Alberta**	**A0**
X	**California**	**CA**	X	**New Jersey**	**NJ**		**British Columbia**	**A1**
X	**Colorado**	**CO**	X	**New Mexico**	**NM**		**Manitoba**	**A2**
X	**Connecticut**	**CT**	X	**New York**	**NY**		**New Brunswick**	**A3**
X	**Delaware**	**DE**	X	**North Carolina**	**NC**		**Newfoundland**	**A4**
X	**Florida**	**FL**	X	**North Dakota**	**ND**		**Nova Scotia**	**A5**
X	**Georgia**	**GA**	X	**Ohio**	**OH**		**Ontario**	**A6**
X	**Hawaii**	**HI**	X	**Oklahoma**	**OK**		**Prince Edward Island**	**A7**
X	**Idaho**	**ID**	X	**Oregon**	**OR**		**Quebec**	**A8**
X	**Illinois**	**IL**	X	**Pennsylvania**	**PA**		**Saskatchewan**	**A9**
X	**Indiana**	**IN**	X	**Rhode Island**	**RI**		**Yukon**	**B0**
X	**Iowa**	**IA**	X	**South Carolina**	**SC**		**Canada (Federal Level)**	**Z4**
X	**Kansas**	**KS**	X	**South Dakota**	**SD**			
X	**Kentucky**	**KY**	X	**Tennessee**	**TN**			
X	**Louisiana**	**LA**	X	**Texas**	**TX**			
X	**Maine**	**ME**	X	**Utah**	**UT**			
X	**Maryland**	**MD**	X	**Vermont**	**VT**			
X	**Massachusetts**	**MA**	X	**Virginia**	**VA**			
X	**Michigan**	**MI**	X	**Washington**	**WA**			
X	**Minnesota**	**MN**	X	**West Virginia**	**WV**			
X	**Mississippi**	**MS**	X	**Wisconsin**	**WI**			
X	**Missouri**	**MO**	X	**Wyoming**	**WY**			

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Black Rock Petroleum Company
(Issuer)

/s/ Zoltan Nagy, CEO
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Zoltan Nagy
(Signature)

CEO

(Title)

11-19-2021

(Date)